Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Fax)

www.drinkerbiddle.com

November 8, 2018

VIA EDGAR

Anu Dubey

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-4720

Re:	FS Multi-Alternative Income Fund
File Nos. 333-224312 and 811-23338

Dear Ms. Dubey:

On behalf of FS Multi-Alternative Income Fund (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“Commission”) telephonically on September 12, 2018, regarding Pre-Effective Amendment No. 2 to the Fund’s registration statement on Form N-2 (File No. 811-23338) (the “Registration Statement”) and the prospectus (“Prospectus”) and statement of additional information (“Statement of Additional Information”) included therein. For your convenience, each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Fund’s response. All page references are to page numbers in the Registration Statement. All capitalized terms used but not defined herein have the meaning given to them in the Registration Statement.

Also described below are the changes that the Fund has made in response to the Staff’s comments in Pre-Effective Amendment No. 3 to the Registration Statement, filed by the Fund on November 8, 2018 (the “Revised Registration Statement”).

GENERAL

1)	The Staff notes that the Registration Statement states that ALPS Distributors, Inc. (“ALPs”) will be the Fund’s distributor. Please confirm that if the Fund intends to request acceleration, ALPs will join in such acceleration request.

The Fund confirms that ALPs will join in any such acceleration request.

2)	Please complete all open and bracketed items throughout the Registration Statement.

The Fund confirms that all open and bracketed items have been completed in the Revised Registration Statement.

3)	Please note that the Staff considers the provisions in the Exclusivity section of the KKR Sub-Advisory Agreement to be inconsistent with the primary Adviser’s fiduciary duties to act in the best interests of the Fund, and therefore unenforceable. Because these provisions are inconsistent with the primary Adviser’s fiduciary duties, the Staff believes they should be removed from the agreement.

The Fund respectfully disagrees that the Exclusivity provisions (and the related Termination Trigger provisions) in the KKR Sub-Advisory Agreement are inconsistent with the Adviser’s fiduciary duties to the Fund for the reasons outlined below.

The Private Credit strategy proposed to be utilized within the Fund, which primarily involves investment in directly originated performing first lien, second lien and unitranche loans and other senior securities issued by U.S. upper middle-market companies, is a specialized strategy. An affiliate of the Adviser and KKR Credit Advisors (US) LLC (“KKR Credit”) currently are partnered through a registered investment adviser, FS/KKR Advisor, LLC (“FS/KKR Advsior”), that manages approximately $16.8 billion in assets according to this Private Credit strategy within six affiliated business development companies, FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV, Corporate Capital Trust, Inc. and Corporate Capital Trust II. The Fund has been organized in order to provide investors with appropriate access to this same Private Credit strategy/capability as pursued by FS/KKR Advisor (together with the Fund’s other investment strategies) within a closed-end interval fund structure. The intention is for the Fund to co-invest in Private Credit investments along with other clients of KKR Credit and the Adviser and their affiliates pursuant to SEC co-investment exemptive relief (see the response to Question 12 below). The Exclusivity and Termination Trigger provisions in the KKR Sub-Advisory Agreement are consistent with this context. In effect, the Fund is hiring the Adviser and KKR Credit to jointly manage the Private Credit portion of the Fund, as if it were hiring a single adviser (fund sponsor) to manage that portion of the Fund.

Ms. Dubey November 8, 2018 Page 2 of 6

In general, the Adviser and the Fund made a commercial decision to seek out the highest-caliber managers as sub-advisers to the Fund to manage specific strategies. In recognition of the collaboration between the Adviser and KKR Credit with respect to the management of the Private Credit portion of the Fund, and in exchange for the significant time and effort that KKR Credit would spend to sub-advise the Fund, as well as the impact that its contribution and brand is expected to have on the commercial prospects of the Fund, KKR Credit requested exclusivity for its investment objectives from the Adviser, for so long as KKR Credit continues to perform in a manner that is satisfactory to the Board of Trustees of the Fund (the “Board”). The terms between the Adviser and each Sub-Adviser were negotiated at arms-length, and the Adviser determined the Exclusivity and Termination Trigger provisions to be commercially reasonable in light of the expertise of KKR Credit and the services to be provided. In absence of these provisions, it is unlikely that managers of such caliber would have agreed to participate.[1] The Sub-Advisory Agreements and N-2 filings, and the Adviser’s relationship with the KKR Credit, were presented to and well understood by the Board as being an integral part of the investment opportunity being made available to shareholders. The sub-advisory arrangements were fully disclosed to the Board and are disclosed to shareholders.

As is more fully discussed in the Board’s 15(c) approval disclosure below, and as will be disclosed in the Fund’s first annual or semi-annual report to shareholders, the Board considered the Exclusivity and Termination Trigger provisions when approving the Advisory and Sub-Advisory Agreements and considered that, in light of such provisions, for purposes of their approval of such Agreements under Section 15 of the Investment Company Act of 1940, as amended (the “1940 Act”), KKR Credit would be akin to a co-investment adviser to the Fund, along with the Adviser. In this vein, the Board acknowledged that, provided the Fund invests in the private credit asset class, the Advisory Agreement and the Sub-Advisory Agreement would be contingent upon each other, as is the case in other co-investment advisory relationships for investment companies, and would be managed by both the Adviser and KKR Credit, along with other sub-advisers as applicable. To the extent that the Board believes that KKR Credit is not producing appropriate results for the Fund, the Board would review such performance issues in the same manner as it would for the Adviser.

Generally, the Staff has adopted a disclosure-based approach with regard to the selection of investment advisers. A fund’s annual or semi-annual report to shareholders must include a discussion of the principal factors considered by a board in determining to approve or renew an advisory agreement, including a sub-advisory agreement. The prospectus and statement of additional information of a fund must provide, among other things, detailed information as to the identity of a sub-adviser, the individuals responsible for the day-to-day management of the fund, the compensation paid to a sub-adviser and the conflicts of interest that may be present in connection with the engagement of a particular sub-adviser. The implication is that the SEC has approached responsibilities of boards in considering and approving advisory agreements, including sub-advisory agreements, through a regime of disclosure, as opposed to prescribing specific steps that boards should take in approving them. Please also see the response to Comment 14 for a discussion of the Board’s considerations in approving the Advisory and Sub-Advisory Agreements.

We do not agree that the contractual limitation on the Adviser’s freedom of action with respect to the termination of KKR Credit is inconsistent with fiduciary principles. The Exclusivity and Termination Trigger provisions do not restrict the Fund’s ability to change advisers at any time. The Adviser’s view is that the exclusivity arrangements address the risk that a sub-adviser change involving KKR Credit may occur by establishing the likely recourse as the termination of the Adviser together with KKR Credit. Additionally, the 1940 Act prescribes certain provisions that must be included in an investment company investment management agreement but does not address the inclusion or exclusion of the type of exclusivity agreements contemplated by the KKR Sub-Advisory Agreement.

4)	Please confirm that the Board is aware of the Termination Trigger provisions and has considered these provisions in connection with its approval of both the Advisory Agreement and KKR Sub-Advisory Agreement. If the Board has considered these provisions, please supplementally explain how the Board became comfortable approving such provisions given the effect they have on the Adviser’s relationship with the Fund.

1 Such an exclusivity arrangement, which in this case imposes an obligation on the Adviser, and not the Fund, that provides protection for a contracting party (here, KKR Credit) with consequences imposed on a party if it breaches its exclusivity obligations, can be analogized to deal protections that are standard provisions of merger and purchase agreements in the form of exclusivity and no-shop provisions. Courts have consistently found such provisions to be consistent with the target company’s board fiduciary obligations.

Ms. Dubey November 8, 2018 Page 3 of 6

The Fund confirms that the Board is aware of the Termination Trigger provisions and has considered the provisions in connection with its approval of both the Advisory Agreement and KKR Sub-Advisory Agreements. Please see the responses to Comment 3 and Comment 14 for a more detailed discussion of the Board’s considerations of the approval of the Advisory Agreement and Sub-Advisory Agreements.

5)	Please incorporate the Termination Trigger provisions into the primary Advisory Agreement, as they directly affect the Adviser’s relationship with the Fund.

Because the primary Advisory Agreement complies with the requirements set forth under Section 15(a) of the 1940 Act, the Fund does not believe that the Termination Trigger provisions are required to be included in the primary Advisory Agreement. Further, the Termination Trigger provisions are included in the Sub-Advisory Agreement with KKR Credit, which was filed with the Registration Statement, and the Termination Trigger provisions are also disclosed in the Registration Statement. Finally, the Termination Trigger provisions were also fully disclosed to, and considered and approved by, the Board, as more fully discussed in the responses to Comments 3 and 14.

6)	Please ensure that the disclosure about the Termination Trigger is clearly and prominently disclosed in the Prospectus.

The Fund confirms the Termination Trigger provisions are clearly and prominently disclosed in the Prospectus, which also refers shareholders to the as-filed form of Sub-Advisory Agreement with KKR Credit.

7)	Please supplementally explain whether the primary Adviser has considered whether compliance with the Termination Trigger provisions in the future would be consistent with its fiduciary duties.

The Fund confirms that the Adviser has considered and determined that compliance with the Termination Trigger provisions in the future would be consistent with its fiduciary duties to the Fund. The Adviser’s fiduciary duties have been fulfilled by choosing each Sub-Adviser among a variety of options, and if the Adviser determines that a Sub-Adviser’s performance is unsatisfactory, the Adviser can elect to terminate the Sub-Adviser and resign, or the Board may elect to terminate the Adviser. As noted in response to Comment 6 above, this is clearly disclosed to shareholders in the Registration Statement, and a form of each Sub-Advisory Agreement has been filed with the Registration Statement.

PROSPECTUS

Cover Page

8)	The Staff understands that FS Investments and its affiliates will buy Class I shares in a private placement no later than the initial regular closing in the Offering. Please confirm that neither group of Class I shares has priority over the other as to the distribution of assets or the payment of dividends.

FS Investments intends to purchase up to $40 million in Shares, in varying levels among each of the Fund’s Share classes. The Fund confirms that neither the Shares issued to FS Investments in the private placement nor the registered Shares will have priority over the other as to the distribution of assets or the payment of dividends.

Ms. Dubey November 8, 2018 Page 4 of 6

9)	The “Securities Offered” section states that “FS Investments has agreed to purchase up to $40 million in Shares following commencement of the Offering.” Please supplementally confirm whether the Fund will be applying for relief under Regulation M under the Securities Exchange Act of 1934 to do so, and if not, inform the Staff why. The Staff notes that this appears to be prohibited by Section 102(a) of Regulation M and does not appear to fit within an exception in Section 101(b).

The Fund is an interval fund with no secondary market, and therefore the purchases in the Offering and repurchases of Fund shares will comply with Rule 23c-3 under the 1940 Act and thus the Fund is exempt from section 102 of Regulation M under the exemption in Rule 102(b)(2)(i). Because the Fund is subject to Rule 102 and its exemption for interval funds, Rule 101 is not applicable.

Summary of Terms – Expense Limitation Agreement (page 5).

10)	The last sentence under the “Expense Limitation Agreement” section states that “the Sub-Advisers may be reimbursed for certain operating and administration expenses that they incur, subject to certain limitations.” Please confirm who will be reimbursing the Sub-Advisers for such expenses.

The Fund confirms that it will be reimbursing the Sub-Advisers for these expenses, but such amounts are subsumed within the Fund’s Expense Limitation.

Summary of Fees and Expenses (pages 13-16)

11)	The Staff confirms its view that the second fee table (and the corresponding example) that illustrates fees and expenses without the Fund’s use of leverage should be removed as it is irrelevant.

The second fee table and corresponding expense example have been removed from the Revised Registration Statement. The Fund has added disclosure relating to fees and expenses that the Fund would expect to incur without the use of leverage in a footnote to the fee table in the Revised Registration Statement.

The Sub-Advisers (page 19)

12)	The last sentence on page 19 states that “KKR & Co. invests its own capital alongside the capital it manages for fund investors and brings debt and equity investment opportunities to others through its capital markets business.” Please confirm whether KKR has exemptive relief for this and whether this is true with respect to the Fund. If it is not accurate with respect to this Fund, please so clarify.

KKR Credit has existing exemptive relief (File No. 812-14882) (“Existing Relief”) that permits KKR & Co. and its subsidiaries that may hold various financial assets in a principal capacity (“KKR Proprietary Accounts”) to invest alongside the capital that KKR Credit and its affiliates manage for their clients from time to time if the demand from the Regulated Entities and other Affiliated Investors (each as defined in the Existing Relief) that are not KKR Proprietary Accounts is less than the total investment opportunity. On September 13, 2018, KKR Credit and the Fund, along with other applicants, applied for new exemptive relief that would replace the Existing Relief. If granted, the new exemptive relief will permit the Fund to co-invest in privately negotiated investments with other Regulated Entities and Affiliated Investors advised by KKR Credit or its affiliates and KKR Proprietary Accounts subject to the limitations noted above.

Investment Objective, Opportunities and Strategies (pages 21-27)

13)	The Staff notes that the description of the Private Credit strategy includes references to equity interests of other private investment funds or entities. Please confirm what exemption from the Investment Company Act of 1940 these funds rely on and whether there is an upper limit on the Fund’s investment in these funds.

The Fund has revised the disclosure relating to the Fund’s Private Credit strategy to remove the reference to equity interests of other private investment funds or entities in the Revised Registration Statement.

Ms. Dubey November 8, 2018 Page 5 of 6

14)	Please supplementally explain the Board considerations, factors and analysis that were involved in the Board’s approval of the following agreements: (i) the Advisory Agreement; (ii) the KKR Sub-Advisory Agreement with respect to the approval of the KKR Minimum Allocation and termination provision; and (iii) the GoldenTree Sub-Advisory Agreement with respect to the GTAM Minimum Allocation.

At a meeting held on September 11, 2018 (the “Meeting”), the Board, including all of those trustees who are not “interested persons” (as that term is defined in the 1940 Act), considered and approved the Agreements referenced above.

In their deliberations, the Board considered a range of materials and information regarding the nature, extent and quality of services to be provided by the Adviser, the GoldenTree Sub-Adviser and KKR Credit (collectively, the “Advisers”); the investment performance of the Advisers (or their affiliates) compared to relevant indices and peer funds; the anticipated fees and expenses of the Fund compared to those of other registered investment companies that the Advisers believed were relatively comparable to the Fund in terms of structure, investment objectives, portfolio mix and/or other similar criteria; and the anticipated profitability of the Advisers.

The Board also considered information related to potential ancillary benefits that may be enjoyed by each Adviser (and their affiliates) as a result of their relationships with the Fund. In addition to evaluating, among other things, the written information provided by each Adviser, the Board also considered the answers to questions posed by the Board to representatives of the Advisers, including questions relating to the KKR Credit Exclusivity and Termination provisions, as well as the KKR Minimum Allocation and GTAM Minimum Allocation provisions. With regard to the KKR Credit Exclusivity and Termination Trigger provisions, the Board took into account the commercial context and particular Private Credit investment opportunity made available through the combination of the Adviser and KKR Credit as discussed in response to Comment 3. With regard to the minimum allocation provisions, the Board took into account the fact that the interval fund product offering was specifically conceived as a vehicle to provide investors with access to investment opportunities in each of the three initial alternative income investment strategies (Real Estate, Private Credit and Alternative Credit) and that it was understood that the Adviser's intention and plan was to build the allocated portions of the Fund in a manner that was consistent with the minimum allocation provisions. In that regard, the contractual provisions limiting the Adviser's ability to implement additional investment strategies until minimum allocations were met were viewed as appropriate limitations, especially because those provisions in large part made possible the willingness and agreement of the particular Sub-Advisers to serve in the desired capacities for the benefit of shareholders.

The Board determined, based on the qualifications of, and services to be provided by, KKR Credit and the GoldenTree Sub-Adviser, as well as the Adviser’s recommendation of each Sub-Adviser, that the KKR Credit termination provision, KKR Minimum Allocation and GTAM Minimum Allocation were fair and reasonable and the result of arms-length negotiations between the Adviser and each Sub-Adviser. The Board also specifically considered the Fund’s ability to terminate each Agreement at the direction of the Board.

In their deliberations, the Board did not identify any single factor or group of factors as all-important or controlling, but considered all factors together. Based on all of the information considered and conclusions reached, the Board, including all of the Independent Trustees, determined that the terms of each Agreement were fair and reasonable and that the approval of each Agreement was in the best interests of the Fund and its shareholders.

The minutes of the Fund’s organizational meeting have not yet been approved by the Board, but will be considered for approval at its next regularly scheduled meeting. The Fund undertakes to include the appropriate disclosure regarding the Board’s considerations in its first annual or semi-annual shareholder report.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (page B-26)

15)	The second paragraph states that the Fund takes the position that asset-backed securities do not represent interests in any industry. The Staff understands that the Fund uses a third-party classification system that looks through asset-backed securities and assigns them to industries based on the characteristics of the underlying assets. The Staff confirms its view that this suggests that the Fund does take the position that such securities represent interests in a particular industry or group of industries, and as such that language should be removed. The Staff also confirms its view that it is inappropriate to also classify asset-backed securities based on the currency in which they are denominated and requests that the reference to classification based on currency be removed from the Registration Statement.

The disclosure stating that the Fund takes the position that asset-backed securities do not represent interests in any industry has been removed from the Revised Registration Statement.

The Fund appreciates the Staff’s comment and again respectfully notes that its classification of asset-backed securities by currency, along with underlying assets is consistent with Staff guidance which was outlined in prior correspondence with the Staff. The Fund believes that there is a reasonable basis to include currency as part of its classification regime because asset backed securities issued in different currencies generally reflect underlying assets which do not share economic characteristics of underlying assets denominated in another currency.

The Fund continues to believe that the proposed policy and interpretation thereof is consistent with Guide 19 to Form N-1A, which provides that a registrant “may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” The Commission has indicated that although it was repealed in 1998, Guide 19 is still instructive on this issue. See Brief for Securities and Exchange Commission as Amicus Curiae Supporting Plaintiffs at 9, In re Charles Schwab Corp., Securities Litigation, No. C-08-01510 (N.D. Cal. March 25, 2010).

Ms. Dubey November 8, 2018 Page 6 of 6

Proxy Voting Policy and Proxy Voting Record (page B-41)

16)	The Staff notes that in response to its prior comment, the Fund has added disclosure stating that the Adviser has delegated responsibility to vote proxies to the Sub-Advisers. Please describe the policies of the Sub-Advisers, or alternatively attach copies of the policies. The Staff directs the Fund to Item 18.16 of Form N-2, which requires the inclusion of any policies and procedures of the Registrant’s investment adviser, or any other third party, that the Registrant uses, or that are used on the Registrant’s behalf, to determine how to vote proxies relating to portfolio securities.

Summaries of the proxy voting policies and procedures of KKR Credit and the GoldenTree Sub-Adviser have been included in the Revised Registration Statement.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at 215-988-2700.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer

cc:	Stephen S. Sypherd
FS Multi-Alternative Income Fund